UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

5 October 2005
Number: 37/05

CARBON STEEL MATERIALS APPOINTS NEW PRESIDENT MANGANESE

BHP Billiton announced today the appointment of Peter Beaven as President Manganese based in Johannesburg. In this role Mr Beaven will be responsible for continuing the optimisation and growth of BHP Billiton's Manganese business. BHP Billiton is the world's largest producer of high-grade manganese ore.

Mr Beaven moves into the role following two and half years as Chief Development Officer for the Carbon Steel Materials group based in Melbourne. In his role as Chief Development Officer for Carbon Steel Materials, Mr Beaven was responsible for business development, strategy and project development for the company's iron ore, manganese and coking coal assets. Prior to joining BHP Billiton Mr Beaven was an Executive Director with global investment bank UBS Warburg, playing a key role in the successful BHP Billiton merger in 2001. Before joining UBS Warburg he was a member of BHP Billiton's Corporate Finance team in the Petroleum and Minerals groups.

Commenting on the appointment, Carbon Steel Materials President Bob Kirkby said: "Peter's knowledge of the Carbon Steel Materials business coupled with his sound financial skills will serve him well in his new role and will help propel the company's manganese business forward."

For the year ended 30 June 2005 BHP Billiton's manganese business delivered US$571 million of earnings before interest and tax from operating assets of US$513 million.

Mr Beaven will take on his new responsibilities with immediate effect.

Background - Mr Peter Beaven

In his role as Chief Development Officer for Carbon Steel Materials, Mr Beaven was responsible for a global portfolio of assets and served on the owner councils for BHP Billiton operations BHP Billiton Mitsubishi Alliance, BHP Mitsui Coal and Samarco. From 2000-2003 he was an Executive Director with UBS Warburg in charge of Australasian Resources. He was a key member of the BHP Billiton merger team and has been involved with the marketing and transaction execution with a wide range of Australian and off-shore companies involved in the resources industry.

Career

Chief Development Officer, Carbon Steel Materials 2003-2005; Executive Director, UBS Warburg 2000-2003; Practice Leader Corporate Finance, BHP Billiton 1997-2000; Corporate Finance Manager, Dresdner Kleinwart Benson 1993-1997; Accountant, Natural Resources Institute 1993; Consultant, Price Waterhouse 1992-1993; Senior Auditor, Price Waterhouse 1990-1992.

Personal

University of Natal, Pietermaritzburg, South Africa, Bachelor of Accountancy.

Qualified South African Chartered Accountant.

Mr Beaven is 38 and holds dual British and South African citizenship.

Married with one child.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 5 October 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary